Management’s Discussion and Analysis

Exhibit 99.2

ORION DIGITAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

DATED: AUGUST 6, 2026

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 6, 2026, and presents an analysis of the financial condition of Orion Digital Corp. and its subsidiaries (collectively referred to as “Orion Digital”, "Orion" or the “Company”) as at and for the three and six months ended June 30, 2026 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2026. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019.

This MD&A is the responsibility of management. The board of directors of Orion Digital (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company”, "Orion" or “Orion Digital” refer to Orion Digital Corp. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated. Unless otherwise noted, financial information in this MD&A has been rounded to the nearest thousand in tables and to the nearest million in narrative discussion. As a result, certain totals, subtotals and percentages may not reconcile due to rounding.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Orion Digital. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR+ at www.sedarplus.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.orion-digital.com

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including Adjusted EBITDA, Adjusted net income (loss) and Cash provided by operating activities before investment in gross loans receivable, Core operating cash generation (Before loan deployment and discretionary investments), Growth and platform investment, Net corporate capital used by the lending portfolio, Portfolio investments and monetizations, Corporate financing and shareholder capital allocation activities, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2026 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedarplus.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Orion Digital Corp. is a financial technology company building businesses designed for an AI-driven financial system. The Company operates two growth businesses: Intelligent Investing, its Canadian wealth business, and Carta Worldwide, its European payments infrastructure business. The Company also operates Mogo, its Canadian consumer lending business, which has more than two decades of operating history and generates operating cash flow that supports the Company's broader capital allocation strategy.

Intelligent Investing is Orion Digital's Canadian wealth business built for an AI world in which information is increasingly abundant and long-term success depends less on access to information and more on the quality of investment decisions. Intelligent Investing is organized around the investment decision. It combines commission-free investing, independent AI-powered research and a structured capital allocation system designed to help investors document their investment thesis, benchmark performance, review outcomes and continuously improve the quality of their investment decisions over time. The platform currently supports more than $545.3 million in assets under administration in Orion Digital's consolidated Canadian Wealth business, providing the regulatory, operating and technology foundation for Intelligent Investing's commercialization. Wealth is currently the Company's principal area of growth investment.

Carta Worldwide is Orion Digital's European payments infrastructure business, providing the technology that authorizes payment transactions and supports payment programs processing more than $11 billion of annual payment volume and reaching more than 5 million end users across Europe through its clients. This established infrastructure provides a strong foundation to expand the platform's capabilities, expand its customer base and participate in emerging payment infrastructure opportunities.

Mogo has more than two decades of operating history in Canadian consumer lending. Lending deployment is managed according to expected risk-adjusted returns, capital payback objectives and liquidity requirements. Management believes this disciplined approach provides the flexibility to optimize long-term economic returns while balancing profitability, liquidity and future growth opportunities. In Canada, Mogo and Intelligent Investing also provide opportunities to deepen customer relationships over time through complementary consumer financial products.

The Company allocates capital across its businesses based on expected long-term returns, balancing investment in Wealth and Payments with return-focused lending deployment while maintaining financial flexibility and considering opportunistic share repurchases where appropriate.

Business Developments

Corporate Development

During the first half of 2026, the Company completed its transition to Orion Digital Corp., reflecting the evolution of the business from a consumer fintech company to a platform-based financial technology company built around two complementary growth platforms—Intelligent Investing and Carta Worldwide—supported by a return-focused consumer lending business.

The rebranding reflects the Company's strategy of increasing the contribution of recurring platform revenue over time while maintaining financial flexibility and allocating capital based on expected returns and long-term shareholder value.

The Company's common shares began trading under the ORIO ticker symbol on the Nasdaq and TSX on January 2, 2026.

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Management’s Discussion and Analysis

Wealth Platform Developments

Intelligent Investing is Orion Digital's Canadian wealth business built for an AI world in which information is increasingly abundant and long-term success depends less on access to information and more on the quality of investment decisions. The platform combines commission-free investing, independent AI-powered research and a structured capital allocation system designed to help investors document, benchmark, review and continuously improve the quality of their investment decisions over time.

During the first half of 2026, Wealth revenue increased 13% year-over-year to $8.0 million, while assets under management increased 18% to $545.3 million at June 30, 2026 from $461.7 million at June 30, 2025.

On July 27, 2026, subsequent to quarter-end, the Company announced the commercial launch of Intelligent Investing. The launch marked the transition from product development to commercialization. During the remainder of 2026, the Company intends to introduce the platform to a broader group of investors, learn from how customers use it, continuously improve the platform and allocate additional capital based on customer engagement, member retention and long-term customer economics.

Intelligent Investing is commercializing from Orion Digital's consolidated Canadian Wealth business, operated through its wholly owned registered subsidiaries, which together administer $545.3 million in client assets across managed and self-directed investing. The existing business provides the regulatory, operating and technology foundation for the platform's commercial rollout.

Payments Platform Developments

Payments revenue was $2.4 million for the three months ended June 30, 2026, a decrease of 9% compared with the prior-year period, primarily reflecting lower non-recurring services revenue. European transaction volume remained broadly consistent with the prior year and increased 6% for the first six months of 2026.

Carta processes more than $11 billion of annual payment volume and supports payment programs reaching more than 5 million end users across Europe through its clients. Management continues to selectively invest in expanding Carta's platform capabilities. Carta's existing infrastructure provides a strong foundation to add new platform capabilities while creating opportunities to expand the platform's customer base over time.

As part of this strategy, the Company continues to evaluate selected stablecoin-enabled payment infrastructure opportunities where the technology may expand Carta's role in cross-border payments by improving settlement speed, transparency and cost efficiency, subject to commercial, regulatory, partner and risk-management considerations.

Strategic Portfolio Monetizations and Capital Allocation

In January 2026, the Company exited its remaining equity position in WonderFi Technologies Inc. ("WonderFi"). Combined with the partial monetization of approximately $13.8 million in August 2025, the Company fully exited its WonderFi position. The proceeds from the WonderFi exit increased the Company's liquidity and capital allocation flexibility, including its capacity to invest in the Wealth and Payments platforms.

In Q2 2026, the Company repurchased 113,628 common shares under its share repurchase program. As of June 30, 2026, Orion Digital had repurchased a total of 1,829,537 common shares since June 2022, representing approximately 7.8% of its outstanding shares. The Company maintains a Nasdaq share repurchase authorization of up to $10 million.

The Company continues to hold the Bitcoin position acquired under its previously announced treasury strategy. The position is reviewed as part of the Company's broader capital allocation and liquidity framework. Near-term capital allocation priorities remain investment in the Wealth and Payments platforms, deliberate Mogo lending deployment and opportunistic share repurchases.

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Management’s Discussion and Analysis

Regulatory and Market Developments

Effective January 1, 2025, Orion Digital has been operating under Canada's revised maximum allowable interest rate of 35% APR. The Company implemented product changes for compliance and continues to manage the loan portfolio with disciplined underwriting and risk control.

Continued macroeconomic uncertainty associated with global trade developments and tariffs announced in 2025 may affect economic conditions in Canada. The Company continues to monitor these conditions in the management of its lending portfolio.

Financial Highlights

Executive Summary

Q2 2026 reflected continued progress in Orion Digital's strategic transition toward a greater proportion of recurring platform revenue. Revenue remained relatively stable despite the deliberate reduction in Mogo lending originations communicated in Q1 2026, while operating performance improved, reflected by higher Adjusted EBITDA, positive operating income and gross margin expansion. Adjusted EBITDA increased 115% sequentially and 70% year-over-year to $3.3 million gross margin increased to 75% and the Company generated operating income of $1.3 million. Management believes the quarter demonstrates the underlying earnings and cash-generation capacity of the business under its capital-allocation framework while continuing to invest in its strategic growth platforms. As previously communicated, future quarterly results are expected to reflect a gradual increase in lending deployment, consistent with management's capital allocation approach of allocating capital according to expected risk-adjusted returns, capital payback objectives and liquidity requirements, together with higher loan loss provisions associated with increased lending activity following the commercial launch of Intelligent Investing

The quarter also reflected continued changes in Orion Digital's revenue mix. Wealth revenue increased 14% to $4.1 million year-over-year, while assets under management in our consolidated Wealth business increased 18% to $545.3 million, and Wealth and Payments together represented 38% of total revenue compared with 36% in the prior-year period. These results are consistent with management's strategy of increasing the contribution of recurring platform revenue while maintaining disciplined capital allocation.

Revenue

Total revenue was $16.9 million for the three months ended June 30, 2026, which is consistent with the same period in the prior year. Total revenue was $33.7 million for the six months ended June 30, 2026, which is a slight decrease from $34.3 million in the same period last year.

Subscription and services revenue totaled $10.5 million for the three months ended June 30, 2026, representing 62% of total revenue. This compares to $10.4 million or 61% in the same period last year. Subscription and services revenue was $21.1 million for the six months ended June 30, 2026, which is consistent with the same period last year.

Subscription and Services revenue primarily consists of:

•
Wealth revenue was $4.1 million for the three months ended June 30, 2026, an increase of 14% year-over-year and $8.0 million for the six months ended June 30, 2026, an increase of 13%, reflecting the continued growth in assets under management together with the ongoing commercialization of Intelligent Investing.
•
Payments revenue was $2.4 million for the three months ended June 30, 2026, a decrease of 9% compared to the same period last year, primarily reflecting lower non-recurring services revenue during the period. Payments revenue was $4.7 million for the six months ended June 30, 2026, a decrease of 9% compared to the same period last year.
•
Other subscription and services revenue was $4.1 million and $8.4 million for three and six months ended June 30, 2026 respectively.

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Management’s Discussion and Analysis

Profitability and Cash Flow

Gross profit was $12.6 million and $24.3 million for three and six months ended June 30, 2026 respectively. Gross margin expanded from 72% in Q2 2025 to 75% in Q2 2026, primarily reflecting lower loan-loss provisions and transaction costs associated with reduced lending deployment, together with continued growth in Wealth revenue.

Adjusted EBITDA(1) was $3.3 million for the three months ended June 30, 2026, an increase of 70% from $1.9 million in the same period in 2025 and 115% from $1.5 million in the first quarter of 2026. For the six months ended June 30, 2026, Adjusted EBITDA(1) was $4.8 million, an increase of 61% from the same period in 2025. The improvement primarily reflects the Company's deliberate reduction in Mogo’s lending deployment, together with lower customer acquisition costs and lower loan loss provisions.

Q2 demonstrated the Company's underlying earnings capacity under its disciplined capital allocation strategy. Management expects Adjusted EBITDA(1) to moderate in the second half of 2026 as lending deployment, marketing investment and loan loss provisions increase in support of future growth.

Cash provided by operating activities before investment in gross loans receivable(1)was $4.4 million in Q2 2026 compared with $6.2 million in the prior-year period. Cash provided by operating activities before investment in gross loans receivable(1) was $8.4 million for the six months ended June 30, 2026 compared with $9.9 million in the prior-year period. The prior-year period included a $3.0 million non-recurring cash receipt related to previously disclosed amendments to investor rights agreements with WonderFi and its related shareholder groups. Excluding this non-recurring receipt, underlying operating cash generation improved meaningfully year-over-year, reflecting stronger operating performance while continuing to invest in the Company's growth platforms.

Net loss was $0.7 million in Q2 2026 compared to net income of $13.5 million in Q2 2025. Net loss was $6.6 million in the six months ended June 30, 2026 compared to net income of $1.6 million in the same period last year. The variance is primarily driven by a non-operating revaluation gain on marketable securities recorded in the prior periods.

The Company's second quarter results reflect the benefits of disciplined capital allocation and operating efficiency initiatives implemented over the past year. Although management does not view the quarter as establishing a normalized earnings run rate, the results demonstrate the Company's underlying earnings capacity while balancing near-term financial performance with continued investment in long-term growth opportunities.

Balance Sheet and Liquidity

The Company ended Q2 2026 with $34.8 million in cash, marketable securities and investments, comprised of:

•
Cash and restricted cash totaled $25.1 million, an increase of $4.9 million, or 24%, from $20.2 million at December 31, 2025, reflecting ongoing operating cash generation together with the monetization of the Company's remaining WonderFi position.
•
Marketable securities of $4.2 million
•
Investment portfolio of $5.6 million

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Q2 2026 KPI Scorecard

In conjunction with Q2 results, the Company is including a KPI scorecard to provide visibility into the operating performance of each platform alongside corporate-level metrics.

($000s unless otherwise indicated; percentages in %)	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Wealth Platform
Assets under management (millions)	545.3	461.7	18%	545.3	461.7	18%
Wealth revenue	4,070	3,570	14%	7,961	7,051	13%
Payments Platform
European transaction volume (billions)	2.8	2.8	0%	5.5	5.2	6%
Payments revenue	2,362	2,586	(9)%	4,669	5,141	(9)%
Lending and Other
Cash provided by operating activities before investment in gross loans receivable(1)	4,367	6,175	(29)%	8,385	9,942	(16)%
Corporate
Adjusted EBITDA(1)	3,280	1,933	70%	4,810	2,982	61%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

The prior-year three and six-month periods included a $3.0 million non-recurring cash receipt related to previously disclosed investor rights agreement amendments. Excluding this receipt, cash provided by operating activities before investment in gross loans receivable increased from $3.2 million to $4.4 million during the quarter, demonstrating stronger underlying operating cash generation.

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

2026 Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could differ materially as a result of numerous factors, including certain risk factors, many of which are beyond Orion Digital's control. Please refer to page 4 for additional information regarding forward-looking statements.

Management expects to continue executing its capital allocation framework throughout the remainder of 2026, balancing profitability, liquidity and long-term growth opportunities across its Lending, Wealth and Payments businesses.

Following the commercial launch of Intelligent Investing in July 2026, management's focus has shifted from product development to commercialization. During the remainder of 2026, the Company intends to introduce the platform to a broader group of investors, learn from how customers use it, continuously enhance the platform and allocate additional capital based on customer engagement, member retention and long-term customer economics. Management believes long-term success will be driven less by initial customer acquisition and more by building a platform that members actively use, continue to subscribe to and incorporate into their investing process over time.

We expect to continue investing selectively in Carta while expanding the platform's capabilities. Carta's existing infrastructure gives us a foundation to add capabilities over time, including in stablecoin-enabled payments, and we will invest in those opportunities where the expected returns meet our capital allocation criteria.

Following the deliberate reduction in Mogo’s lending deployment during the first half of 2026, management expects to gradually increase lending deployment while continuing to evaluate new originations against expected risk-adjusted returns, capital payback objectives, liquidity requirements and overall capital allocation priorities.

Consistent with the guidance outlined earlier this year, management currently expects Adjusted EBITDA(1) during the second half of 2026 to be lower than the first half as we ramp up origination volume again and increase marketing investment following the commercial launch of Intelligent Investing. Management does not view the second quarter as establishing a new earnings run rate, but rather as demonstrating the underlying earnings and cash-generation capacity of the business under the Company's current capital allocation framework.

Based on the Company's stronger-than-expected operating performance during the first half of 2026, management believes Orion Digital is well positioned relative to its previously communicated full-year Adjusted EBITDA(1) guidance of $6.0 million to $7.0 million. While second-half Adjusted EBITDA(1) is expected to moderate as the Company increases investment in future growth, management currently expects full-year Adjusted EBITDA(1) to trend toward the upper end of, and potentially exceed, its previously communicated guidance range.

Management also continues to expect consolidated revenue for 2026 to be modestly lower than 2025.

(1)
Adjusted EBITDA is a non-IFRS measure. Management has not reconciled this forward-looking non-IFRS measure to its most directly comparable IFRS measure, net income (loss). This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Orion members, revenue, subscription and services revenue, net (loss) income, net cash provided by (used in) operating activities, Adjusted EBITDA(1), Adjusted net income (loss)(1) and Cash provided by operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide a summary of key performance indicators for the applicable reported periods:

	As at
	June 30, 2026	June 30, 2025	Change %
Key Business Metrics
Orion members (000s)	2,388	2,254	6%

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
IFRS Measures
Revenue	$16,855	$16,933	(0)%	$33,712	$34,263	(2)%
Subscription and services revenue	10,533	10,397	1%	21,070	21,128	(0)%
Wealth revenue	4,070	3,570	14%	7,961	7,051	13%
Payments revenue	2,362	2,586	(9)%	4,669	5,141	(9)%
Net (loss) income	(744)	13,509	n/a	(6,554)	1,635	n/a
Cash provided by operating activities	2,721	934	191%	2,305	1,491	55%
Key Performance Indicators
Adjusted EBITDA(1)	3,280	1,933	70%	4,810	2,982	61%
Adjusted net income (loss)(1)	1,064	(404)	n/a	346	(1,869)	n/a
Cash provided by operating activities before investment in gross loans receivable(1)	4,367	6,175	(29)%	8,385	9,942	(16)%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Performance Indicators

These measures are used by management and the Board to understand and evaluate our core operating performance and trends. Management considers cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

Orion members(1)

Our total member base grew to 2,388,000 members as at June 30, 2026, from 2,254,000 members as at June 30, 2025, representing an increase of approximately 6% or 134,000 net members. Quarter over quarter net members increased by 18,000 in Q2 2026. The growth in our member base reflects the continued adoption of our products by new members.

Adjusted EBITDA(1)

Three months ended Q2 2026 vs Q2 2025

Adjusted EBITDA was $3.3 million for the three months ended June 30, 2026, an increase of $1.4 million compared with an Adjusted EBITDA of $1.9 million in the same period last year. The improvement was driven by a reduction in provision for loan losses, net of recoveries leading to higher gross profit, along with lower operating expenses, resulting in improved overall profitability. The Company continues to execute on operating efficiency initiatives, supporting improved margins.

Six months ended Q2 2026 vs Q2 2025

Adjusted EBITDA was $4.8 million for the six months ended June 30, 2026, an increase of $1.8 million compared with an Adjusted EBITDA of $3.0 million in the same period last year. The improvement was driven by a reduction in cost of revenue that more than offset the decline in revenue, leading to higher gross profit, along with lower operating expenses, resulting in improved overall profitability. The Company continues to execute on operating efficiency initiatives, supporting improved margins.

The Company's second quarter results were broadly consistent with the operating framework and disciplined capital allocation strategy outlined following the first quarter. As previously communicated, lower lending deployment supported improved Adjusted EBITDA and operating cash flow, while the Company continued investing in its strategic growth platforms. The quarter reflects management's measured execution against its previously communicated strategy, while balancing near-term financial performance with long-term growth objectives.

Adjusted net income (loss)(1)

Three months ended Q2 2026 vs Q2 2025

Adjusted net income was $1.1 million for the three months ended June 30, 2026, an improvement of $1.5 million compared with an Adjusted net loss of $0.4 million in the same period last year. The improvement reflects the same factors driving Adjusted EBITDA, including higher gross margin primarily reflecting lower loan-loss provisions and transaction costs associated with reduced lending deployment, together with continued growth in Wealth revenue.

Six months ended Q2 2026 vs Q2 2025

Adjusted net income was $0.3 million for the six months ended June 30, 2026, an improvement of $2.2 million compared with an Adjusted net loss of $1.9 million in the same period last year. The improvement reflects the same factors driving Adjusted EBITDA, including higher gross margin primarily reflecting lower loan-loss provisions and transaction costs associated with reduced lending deployment, together with continued growth in Wealth revenue.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Cash provided by operating activities before investment in gross loans receivable(1)

Three months ended Q2 2026 vs Q2 2025

Cash provided by operating activities before investment in gross loans receivable was $4.4 million for the three months ended June 30, 2026, compared with $6.2 million in the prior-year period. The prior-year period included a $3.0 million non-recurring cash receipt related to previously disclosed investor rights agreement amendments. Excluding this receipt, underlying operating cash generation improved meaningfully year-over-year, reflecting stronger operating performance while continuing to invest in the Company's growth platforms.

Six months ended Q2 2026 vs Q2 2025

Cash provided by operating activities before investment in gross loans receivable was $8.4 million for the six months ended June 30, 2026, compared with $9.9 million in the prior-year period. The prior-year period also included the same $3.0 million non-recurring cash receipt. Excluding this receipt, underlying operating cash generation improved meaningfully year-over-year, reflecting stronger operating performance while continuing to invest in the Company's growth platforms.

IFRS Measures

Revenue

Three months ended Q2 2026 vs Q2 2025

Total revenue was $16.9 million for the three months ended June 30, 2026 consistent with $16.9 million in the same period last year.

Six months ended Q2 2026 vs Q2 2025

Total revenue decreased to $33.7 million for the six months ended June 30, 2026 compared to $34.3 million in the same period last year. The decrease primarily reflects the Company’s exit from the legacy institutional brokerage business and Canadian payments operations as previously announced, as well as lower interest revenue following the implementation of the 35% rate cap on consumer lending in Canada and the Company’s selective lending deployment.

These declines were partially offset by continued growth in the Company’s Wealth platform.

Subscription and services revenue

Subscription and services revenue represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue, and other subscription-related products.

Three months ended Q2 2026 vs Q2 2025

Subscription and services revenue increased to $10.5 million for the three months ended June 30, 2026 compared to $10.4 million in the same period last year.

Within this category, wealth revenue increased to $4.1 million, representing growth of 14% or $0.5 million compared to $3.6 million in the same period last year, reflecting the continued growth in assets under management together with the ongoing commercialization of Intelligent Investing.

Payments revenue decreased to $2.4 million compared to $2.6 million in the same period last year reflecting lower non-recurring services revenue during the period.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Six months ended Q2 2026 vs Q2 2025

Subscription and services revenue remained consistent at $21.1 million for the six months ended June 30, 2026 compared to the same period last year.

Within this category, wealth revenue increased to $8.0 million, representing growth of 13% or $0.9 million compared to $7.1 million in the same period last year, reflecting the continued growth in assets under management together with the ongoing commercialization of Intelligent Investing.

Payments revenue decreased to $4.7 million compared to $5.1 million in the same period last year reflecting exit of the Canadian operations in 2025 and lower non-recurring services revenue.

Other subscription and services revenue decreased compared to the same period in the prior year primarily due to the Company's exit from the legacy institutional brokerage business in the year.

Net loss

Three months ended Q2 2026 vs Q2 2025

Net loss was $0.7 million for the three months ended June 30, 2026, compared to net income of $13.5 million in the same period last year. This change is primarily due to the $13.6 million non-operating revaluation gains on marketable securities in the same period in the prior year.

Six months ended Q2 2026 vs Q2 2025

Net loss was $6.6 million for the six months ended June 30, 2026, compared to net income of $1.6 million in the same period last year. This change is primarily due to the $3.5 million non-operating revaluation gain on marketable securities in the same period in the prior year.

Net cash provided by operating activities

Three months ended Q2 2026 vs Q2 2025

Net cash provided by operating activities was $2.7 million for the three months ended June 30, 2026, compared to $0.9 million in the same period last year. The change was primarily due to a decrease in cash invested in loans receivable and changes in working capital management.

Six months ended Q2 2026 vs Q2 2025

Net cash provided by operating activities was $2.3 million for the six months ended June 30, 2026, compared to $1.5 million in the same period last year. The change was primarily due to a decrease in cash invested in loans receivable and changes in working capital management.

15 | Page

Management’s Discussion and Analysis

Results of Operations

The Company’s results of operations for the three and six months ended June 30, 2026 reflect the continued evolution of Orion Digital’s business model toward platform-based revenue streams. Growth during the period was primarily driven by expansion of the Company’s Wealth platform, Intelligent Investing, and continued development of its payments infrastructure through Carta. At the same time, total revenue was affected by the strategic exit of the legacy institutional brokerage business and lower interest revenue following the implementation of the consumer lending rate cap in Canada. The Company’s lending portfolio continues to operate as a stable cash-generating asset that supports the Company’s broader capital allocation strategy while management prioritizes investment in its Wealth platform and payments infrastructure.

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2026 and 2025:

($000s, except per share amounts)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Total revenue	$16,855	$16,933	$33,712	$34,263
Cost of revenue	4,237	4,746	9,455	10,464
Gross profit	12,618	12,187	24,257	23,799
Technology and development	2,751	2,777	5,723	5,560
Marketing	328	1,049	1,290	2,196
Customer service and operations	2,766	2,835	5,343	5,438
General and administration	3,493	3,593	7,091	7,623
Stock-based compensation	204	507	434	982
Depreciation and amortization	1,805	2,029	3,832	3,983
Total operating expenses	11,347	12,790	23,713	25,782
Income (loss) from operations	1,271	(603)	544	(1,983)
Credit facility interest expense	1,358	1,390	2,730	2,836
Debenture and other financing expense	728	813	1,473	1,727
Accretion related to debentures	130	134	261	288
Revaluation (gain) loss	(509)	(13,870)	2,354	(6,207)
Other non-operating expense (income)	293	(2,539)	364	(2,123)
	2,000	(14,072)	7,182	(3,479)
Net (loss) income before tax	(729)	13,469	(6,638)	1,496
Income tax expense (recovery)	15	(40)	(84)	(139)
Net (loss) income	(744)	13,509	(6,554)	1,635
Other comprehensive loss:
Foreign currency translation reserve loss	(175)	(428)	(240)	(1,188)
Other comprehensive loss	(175)	(428)	(240)	(1,188)
Total comprehensive (loss) income	(919)	13,081	(6,794)	447

Adjusted EBITDA(1)	3,280	1,933	4,810	2,982
Adjusted net income (loss)(1)	1,064	(404)	346	(1,869)
Basic income (loss) per share	(0.03)	0.56	(0.28)	0.07
Diluted income (loss) per share	(0.03)	0.56	(0.28)	0.07

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

16 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Subscription and services revenue	$10,533	$10,397	1%	$21,070	$21,128	(0)%
Interest revenue	6,322	6,536	(3)%	12,642	13,135	(4)%
Total revenue	16,855	16,933	(0)%	33,712	34,263	(2)%

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Subscription and services revenue
Wealth revenue	$4,070	$3,570	14%	$7,961	$7,051	13%
Payments revenue	2,362	2,586	(9)%	4,669	5,141	(9)%
Other Subscription and Services revenue	4,101	4,241	(3)%	8,440	8,936	(6)%
Total subscription and services revenue	10,533	10,397	1%	21,070	21,128	(0)%
Interest revenue	6,322	6,536	(3)%	12,642	13,135	(4)%
Total revenue	16,855	16,933	(0)%	33,712	34,263	(2)%

Subscription and services revenue – represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue and other subscription-related products. Wealth revenue includes fees related to Orion Digital's Intelligent Investing platform and also includes portfolio management fees from our asset management business. Payments revenue consists of the transaction processing fees and other charges related to Carta. Other subscription and services revenue includes premium account fees, loan insurance revenue, referral fee revenue, partner lending fees, legacy institutional brokerage revenue and other fees and charges.

Wealth revenue was $4.1 million for the three months ended June 30, 2026, representing an increase of $0.5 million compared to $3.6 million in the same period last year. Wealth revenue was $8.0 million for the six months ended June 30, 2026, representing an increase of $0.9 million compared to $7.1 million in the same period last year. The increase reflects continued growth in assets under management together with the ongoing commercialization of Intelligent Investing, which introduced the new managed portfolio offering during the year.

Payments revenue was $2.4 million for the three months ended June 30, 2026, a decrease of $0.2 million or 9% compared with the same period in the prior year. For the six months ended June 30, 2026, Payments revenue was $4.7 million, a decrease of $0.4 million or 9% compared with the same period in the prior year. The decreases primarily reflect the exit of the Company's Canadian payments operations in 2025 and lower non-recurring services revenue compared with the prior-year period. Transaction volumes within the Company's European payments platform remained broadly consistent with the prior year and increased 5% for the six months ended June 30, 2026, reflecting the continued scale of the Company's payments infrastructure platform. Management continues to invest in the Carta technology platform while maintaining a focused approach to growth, prioritizing investments and customer opportunities expected to generate attractive long-term returns.

Other subscription and services revenue remained relatively consistent for the three months ended June 30, 2026 at $4.1 million compared to $4.2 million in the same period last year. Other subscription and services revenue was $8.4 million for the six months ended June 30, 2026, which is a $0.5 million decrease compared to $8.9 million in the same period last year. These decreases are primarily a result of the Company exiting the low margin legacy institutional brokerage business in Q2 of the prior year.

Interest revenue – represents interest earned on the Company’s consumer lending products. The lending portfolio continues to operate as a stable, cash-generating asset that supports the Company’s broader capital allocation strategy. Origination levels are actively managed based on risk conditions and capital allocation priorities.

17 | Page

Management’s Discussion and Analysis

Please refer to the “Key Performance Indicators” section for additional commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Provision for loan losses, net of recoveries	$3,807	$4,410	(14)%	$8,446	$9,224	(8)%
Transaction costs	430	336	28%	1,009	1,240	(19)%
Cost of revenue	4,237	4,746	(11)%	9,455	10,464	(10)%
As a percentage of total revenue	25%	28%		28%	31%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Intelligent Investing.

Cost of revenue was $4.2 million for the three months ended June 30, 2026, a decrease of $0.5 million compared to the same period in the prior year. Cost of revenue was $9.5 million for the six months ended June 30, 2026, a decrease of $1.0 million compared to the same period in the prior year.

Provision for loan losses, net of recoveries, decreased by $0.6 million for the three months ended June 30, 2026 to $3.8 million (three months ended June 30, 2025 – $4.4 million), and by $0.8 million for the six months ended June 30, 2026, to $8.4 million (six months ended June 30, 2025 – $9.2 million). The decrease primarily reflects lower lending deployment during the period as the Company continued to allocate capital in accordance with its disciplined capital allocation framework. Under this framework, lending deployment is evaluated based on expected risk-adjusted returns, capital payback periods, liquidity requirements and overall capital allocation priorities, rather than targeting a predetermined origination volume.

As at June 30, 2026, our allowance for expected credit losses totaled $17.1 million, representing a coverage ratio of 23% of gross loans (June 30, 2025 – $15.8 million, or 21%). We consider our allowance for ECL to be appropriate based on information available as at the date of this MD&A, and we believe we are adequately provisioned to absorb the impact of reasonably possible adverse changes in macroeconomic conditions, including inflation and the interest rate environment.

IFRS 9 requires the use of forward-looking indicators in measuring ECL, which may result in the recognition of expected losses in advance of any actual default event. We apply a probability-weighted approach to incorporating these forward-looking indicators, involving multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include the possible length and severity of a recession, the effectiveness of collection strategies for customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to reassess these assumptions in future periods as economic conditions evolve.

Transaction costs were comparable to the prior-year period for the three months ended June 30, 2026. For the six months ended June 30, 2026, transaction costs decreased compared to the same period in the prior year. The decrease is primarily a result of the Company exiting the low margin legacy institutional brokerage business in the year.

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Management’s Discussion and Analysis

Technology and development expenses

The following table provides the technology and development expenses for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Technology and development	2,751	2,777	(1)%	5,723	5,560	3%
As a percentage of total revenue	16%	16%		17%	16%

Technology and development expenses consist primarily of personnel and related costs associated with the Company’s product development, business intelligence, artificial intelligence and machine learning initiatives, and information technology infrastructure teams. Associated expenses include hosting, software licenses, data acquisition, professional services, and costs related to the development, deployment, and maintenance of technology assets.

Technology and development expenses were $2.8 million for the three months ended June 30, 2026, consistent with the same period last year. Technology and development expenses were $5.7 million for the six months ended June 30, 2026, representing an increase of $0.1 million compared to $5.6 million in the same period last year. This increase primarily reflects continued investment in the development and enhancement of the Company’s Intelligent Investing platform and supporting infrastructure.

Marketing expenses

The following table provides the marketing expenses for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Marketing	$328	$1,049	(69)%	$1,290	$2,196	(41)%
As a percentage of total revenue	2%	6%		4%	6%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses decreased for both the three and six months ended June 30, 2026 primarily reflecting lower marketing investment as the Company aligned customer acquisition spending with its disciplined capital allocation framework.

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Management’s Discussion and Analysis

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Customer service and operations	$2,766	$2,835	(2)%	$5,343	$5,438	(2)%
As a percentage of total revenue	16%	17%		16%	16%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were consistent for the three and six months ended June 30, 2026 compared to the same period last year.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
General and administration	$3,493	$3,593	(3)%	$7,091	$7,623	(7)%
As a percentage of total revenue	21%	21%		21%	22%

G&A expenses consist primarily of personnel-related costs, including salaries and benefits, for employees across general and administrative functions. Additional expenses include professional services, occupancy and office costs, public company expenses, and other general corporate expenses.

G&A expenses were $3.5 million for the three months ended June 30, 2026, which is a $0.1 million decrease compared to $3.6 million in the same period last year. G&A expenses were $7.1 million for the six months ended June 30, 2026, which is a $0.5 million decrease compared to $7.6 million in the same period last year. These decreases were primarily attributable to lower operational costs as a result of ongoing efficiency initiatives and increased leverage of the Company’s existing operating structure.

20 | Page

Management’s Discussion and Analysis

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization expenses for the three and six months ended June 30, 2026 and 2025 were as follows:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Stock-based compensation	$204	$507	(60)%	$434	$982	(56)%
Depreciation and amortization	1,805	2,029	(11)%	3,832	3,983	(4)%
	2,009	2,536	(21)%	4,266	4,965	(14)%
As a percentage of total revenue	12%	15%		13%	14%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.2 million in the three months ended June 30, 2026 compared to $0.5 million in the same period in the prior year. The decrease in stock-based compensation is driven by the granting of fewer options in the current year.

Depreciation and amortization remained largely stable for the three and six months ended June 30, 2026 compared to the same periods in the prior year.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Credit facility interest expense	$1,358	$1,390	(2)%	$2,730	$2,836	(4)%
As a percentage of total revenue	8%	8%		8%	8%

Credit facility interest expense relates to the costs incurred in connection with our credit facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense decreased for the three and six months ended June 30, 2026 compared to the same period in the prior year, due to a lower interest rate which was partially offset by a higher average outstanding balance.

21 | Page

Management’s Discussion and Analysis

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three and six months ended June 30, 2026 and 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change %	June 30, 2026	June 30, 2025	Change %
Debenture and other financing expense	$728	$813	(10)%	$1,473	$1,727	(15)%
Accretion related to debentures	130	134	(3)%	261	288	(9)%
Revaluation (gain) loss	(509)	(13,870)	(96)%	2,354	(6,207)	n/a
Other non-operating expense (income)	293	(2,539)	n/a	364	(2,123)	n/a
Total other expense (income)	642	(15,462)	n/a	4,452	(6,315)	n/a
As a percentage of total revenue	4%	(91)%		13%	(18)%

Total other expenses was $0.6 million for the three months ended June 30, 2026, which is a change of $16.1 million compared to other income of $15.5 million for the same period last year. The change was primarily driven by a higher revaluation gain in the prior period.

Total other expenses were $4.5 million for the six months ended June 30, 2026, compared to total other income of $6.3 million for the same period in the prior year. The $10.8 million change was primarily attributable to a larger revaluation gain recognized in the prior-period.

Revaluation gains and losses relate primarily to non-operating items and do not reflect the underlying performance of the Company’s core operating businesses. Revaluation gain was $0.5 million for the three months ended June 30, 2026 compared to $13.9 million in the same period last year. The variance is primarily attributable to a gain in investment portfolio and marketable securities of $13.6 million in the prior year.

Revaluation loss was $2.4 million for the six months ended June 30, 2026 compared to a gain of $6.2 million in the same period last year. The variance is primarily attributable to a gain in investment portfolio and marketable securities of $3.5 million in the prior year, compared to a $2.7 million loss in the current year.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities. Debenture and other financing expense remained relatively consistent for the three and six months ended June 30, 2026.

22 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2026		2025				2024
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income Statement Highlights
Total revenue	$16,855	$16,856	$17,391	$16,963	$16,933	$17,330	$18,042	$17,685
Income (loss) from operations	1,271	(727)	(88)	(578)	(603)	(1,379)	(124)	(398)
Other (expenses) income, including taxes	(2,015)	(5,085)	(5,574)	(3,931)	14,111	(10,492)	10,519	(7,714)
Net (loss) income	(744)	(5,812)	(5,662)	(4,509)	13,509	(11,871)	10,395	(8,112)
Net (loss) income per common share (basic)	(0.03)	(0.24)	(0.24)	(0.19)	0.56	(0.49)	0.43	(0.33)
Net (loss) income per common share (fully diluted)	(0.03)	(0.24)	(0.24)	(0.19)	0.56	(0.49)	0.43	(0.33)
Non-IFRS Financial Measures(1)
Adjusted EBITDA	3,280	1,528	2,177	1,968	1,933	1,050	2,083	2,147
Adjusted net income (loss)	1,064	(721)	(130)	(332)	(404)	(1,463)	(449)	(540)
Cash provided by operating activities before investment in gross loans receivable	4,367	4,015	5,995	3,631	6,175	3,770	4,120	4,830
(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

Over the past eight quarters, Orion Digital has undertaken a strategic transition toward a more diversified, platform-driven financial technology business. This period included the exit of lower-margin legacy activities, continued investment in the Company's Wealth and Payments platforms, and an increased focus on disciplined capital allocation and operating efficiency. While these initiatives reduced reported revenue in certain periods, they resulted in a revenue mix increasingly weighted toward the Company's core platform businesses and improved operating performance.

Q2 2026 represented an important step in this transition. Revenue remained broadly stable despite lower lending deployment, while operating performance improved through higher gross margins, positive operating income and stronger Adjusted EBITDA under the Company's disciplined capital allocation strategy. Wealth revenue increased 14% year-over-year, and the Wealth and Payments businesses represented an increasing proportion of total revenue, reflecting the continued evolution of Orion Digital's revenue mix. Gross margin expanded from 72% in Q2 2025 to 75% in Q2 2026, primarily reflecting lower loan-loss provisions and transaction costs associated with reduced lending deployment, together with continued growth in Wealth revenue.

Management does not view the second quarter as establishing a new earnings run rate. As previously communicated, future quarters are expected to reflect increased lending deployment, higher marketing investment following the commercial launch of Intelligent Investing, and the associated increase in loan loss provisions as capital is deployed to support growth. While these factors are expected to moderate near-term profitability, management believes the more enduring developments during the quarter were the continued growth of the Wealth platform, an improving revenue mix, ongoing operating efficiency initiatives and disciplined capital allocation. Together, these initiatives position the Company to balance near-term profitability and liquidity with long-term growth and shareholder value creation.

23 | Page

Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A includes certain non-IFRS financial measures. Adjusted EBITDA, Adjusted net income (loss) and cash provided by operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They are presented as supplemental measures to assist investors in understanding the Company's operating performance and should not be considered in isolation or as a substitute for financial measures prepared in accordance with IFRS Accounting Standards.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Management uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

The following non-IFRS financial measures are intended to provide additional insight into the Company's operating performance and cash generation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net (loss) income	$(744)	$13,509	$(6,554)	$1,635
Credit facility interest expense	1,358	1,390	2,730	2,836
Debenture and other financing expense	728	813	1,473	1,727
Accretion related to debentures	130	134	261	288
Stock-based compensation	204	507	434	982
Depreciation and amortization	1,805	2,029	3,832	3,983
Revaluation (gain) loss	(509)	(13,870)	2,354	(6,207)
Other non-operating expense (income)	293	(2,539)	364	(2,123)
Income tax expense (recovery)	15	(40)	(84)	(139)
Adjusted EBITDA	3,280	1,933	4,810	2,982

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Management’s Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as net income (loss) excluding stock-based compensation, depreciation and amortization, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. This measure differs from Adjusted EBITDA in that Adjusted net income (loss) includes credit facility interest expense, debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of Adjusted net income (loss) to net income (loss), the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net (loss) income	$(744)	$13,509	$(6,554)	$1,635
Stock-based compensation	204	507	434	982
Depreciation and amortization	1,805	2,029	3,832	3,983
Revaluation (gain) loss	(509)	(13,870)	2,354	(6,207)
Other non-operating expense (income)	293	(2,539)	364	(2,123)
Income tax expense (recovery)	15	(40)	(84)	(139)
Adjusted net income (loss)	1,064	(404)	346	(1,869)

Cash provided by operating activities before investment in gross loans receivable

Cash provided by operating activities before investment in gross loans receivable is calculated as cash provided by operating activities adjusted to exclude net issuance of loans receivable. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of Cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash provided by operating activities	$2,721	$934	$2,305	$1,491
Net issuance of loans receivable	(1,646)	(5,241)	(6,080)	(8,451)
Cash provided by operating activities before investment in gross loans receivable	4,367	6,175	8,385	9,942

Orion members

Orion members is an operating metric that represents the number of individuals who have registered for one or more of the Company's products or services, including MogoMoney, Intelligent Investing, our premium account subscription offerings, unique content, or events. People cease to be Orion members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Orion members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at June 30, 2026 and December 31, 2025:

($000s)	As at
	June 30, 2026	December 31, 2025
Cash and cash equivalent	$23,271	$17,702
Loans receivable, net	58,284	60,650
Total assets	162,440	173,634
Total liabilities	96,689	101,313

Total assets decreased by $11.2 million during the six months ended June 30, 2026. The decrease is primarily attributable to decreases in marketable securities and net loans receivable as well as the continued amortization of intangible assets. Cash and cash equivalents increased due to the monetization of marketable securities.

Total liabilities decreased by $4.6 million during the six months ended June 30, 2026. The decrease is primarily due to a decrease in the credit facility and accounts payable, accruals as well as a decrease in debentures resulting from principal repayments. The Company’s approach to its debentures is to maintain flexibility while gradually optimizing its cost of capital. This may include equity-based settlement depending on liquidity conditions.

The Company manages its capital structure on a net basis, taking into account both financial liabilities and the associated earning assets that support them. Gross loans receivable were $75.4 million as at June 30, 2026, compared to $77.6 million at December 31, 2025, reflecting loan originations partially offset by repayments and charge-offs. The allowance for loan losses was $17.1 million, representing 23% of gross loans receivable, compared to $17.0 million (22%) at December 31, 2025. The increase primarily reflects updated macroeconomic assumptions and portfolio performance. The allowance represents management’s estimate of expected credit losses under IFRS 9. Further details are provided in Note 4 to the interim condensed consolidated financial statements.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. The Company’s capital structure includes debentures that may be settled in cash or common shares at the Company’s discretion, and which are subordinated to the Company’s senior credit facility, resulting in an effective maturity that aligns with the maturity of that facility and reduces near-term refinancing requirements. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2025. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. The Company monitors its cash position and cash flow on a regular basis, and may monetize certain marketable securities and investments in the next 12 months to reinforce its cash position, should management consider it necessary.

The Company has historically funded its operations through a combination of operating cash flows, equity issuances, debentures and secured credit facilities. In addition, the Company maintains an investment portfolio and marketable securities that provide an additional source of liquidity.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and their impact on loan performance, and potential mergers, strategic investments and acquisitions activity. The Company does not face a near-term refinancing requirement with respect to its debentures or credit facility.

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Management’s Discussion and Analysis

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio and marketable securities, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In February 2025, we amended our credit facility. The amendment changed the effective interest rate from 8% plus SOFR, to 7% plus SOFR, and extends the maturity date from January 2026 to January 2029. The Company’s credit facility is secured by and directly tied to its loan receivables and represents matched funding of earning assets. Accordingly, this facility should be evaluated in the context of the associated loan receivables rather than as standalone corporate leverage.

Supplemental Cash Generation & Capital Allocation Summary

In addition to the consolidated statement of cash flows prepared in accordance with IFRS Accounting Standards, management reviews the Company's cash flows based on how cash is generated by Orion Digital's operating businesses and subsequently allocated across growth and platform investment, the lending portfolio, portfolio investments, corporate financing obligations and shareholder capital allocation. This supplemental presentation reorganizes amounts reported in the consolidated statement of cash flows according to management's capital allocation framework, reconciles to the net change in cash for the period, and is intended to supplement, rather than replace, the Company's IFRS cash flow presentation.

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Core operating cash generation (Before loan deployment and discretionary investments) (1)	$5,077	$6,931	$9,820	$11,466
Growth and platform investment (2)	(934)	(598)	(1,814)	(1,055)
Net corporate capital used by the lending portfolio (3)	(3,286)	(4,530)	(7,977)	(8,289)
Portfolio investments and monetizations (4)	214	(1,000)	8,601	1,447
Corporate financing and shareholder capital allocation activities (5)	(1,542)	(2,501)	(3,061)	(3,977)
Net change in cash	(471)	(1,698)	5,569	(408)

This table presents a management cash flow summary, which is not a standardized financial measure under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers. The net change in cash presented above reconciles to the net increase (decrease) in cash and cash equivalents reported in the consolidated statement of cash flows.

(1)
Core operating cash generation represents cash generated by the Company's operating businesses before growth and platform investment, net capital deployed in the lending portfolio, portfolio investment activity, and corporate financing and shareholder capital allocation activities. It includes asset-level financing costs, such as interest on the credit facility that directly funds the lending portfolio. Cash interest paid on debentures ($0.7 million and $0.8 million for the three months ended June 30, 2026 and 2025, respectively; $1.4 million and $1.5 million for the six months ended June 30, 2026 and 2025, respectively) is included in Corporate financing and shareholder capital allocation activities, and net issuance of loans receivable is included in Net capital deployed in the lending portfolio.
(2)
Investments in intangible assets and property and equipment.
(3)
Net corporate capital used by the lending portfolio represents the combined cash impact of changes in loans receivable together with net advances from or repayments to the credit facility that directly funds the lending portfolio. The measure therefore reflects Orion Digital's net capital invested in (or released from) the lending portfolio after associated asset-level financing. During periods when the lending portfolio contracts, the measure may include repayment of related credit-facility borrowings and therefore does not necessarily indicate growth in gross loans receivable.
(4)
Net cash flows from purchases and sales of marketable securities and investment portfolio monetizations.
(5)
Corporate financing and shareholder capital allocation activities are related to debenture principal and interest payments, share repurchases, lease principal payments and foreign exchange effects.

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Management’s Discussion and Analysis

Core operating cash generation

Core operating cash generation was $5.1 million for the three months ended June 30, 2026, compared with $6.9 million in the same period in the prior year. The prior-year period included a $3.0 million non-recurring cash receipt related to previously disclosed investor rights agreement amendments. Excluding this receipt, underlying operating cash generation improved meaningfully year-over-year, reflecting stronger operating performance while continuing to invest in the Company's growth platforms. Without this non-recurring receipt, core operating cash generation would have increased by approximately $1.1 million, or 29%, compared with the prior-year period.

For the six months ended June 30, 2026, core operating cash generation was $9.8 million, compared with $11.5 million in the prior-year period. The year-over-year comparison was similarly affected by the $3.0 million non-recurring cash receipt recognized in the second quarter of 2025. Without this non-recurring receipt, core operating cash generation would have increased by approximately $1.4 million, or 16%, compared with the prior-year period.

Core operating cash generation represents cash generated by the Company’s operating businesses before growth and platform investment, net capital deployed in the lending portfolio, portfolio investment activity, and corporate financing and shareholder capital allocation activities. It includes asset-level financing costs, including interest on the credit facility that directly funds the lending portfolio, but excludes corporate debenture interest.

Growth and platform investment

Growth and platform investment was $0.9 million for the three months ended June 30, 2026, compared with $0.6 million in the same period in the prior year. For the six months ended June 30, 2026, growth and platform investment was $1.8 million compared with $1.1 million in the prior-year period.

The increase primarily reflects continued investment in the Company’s unified Intelligent Investing platform and related technology infrastructure. These investments were substantially funded through cash generated by the Company’s operating businesses.

Net corporate capital used by the lending portfolio

Net corporate capital used by the lending portfolio was $3.3 million for the three months ended June 30, 2026, compared with $4.5 million in the same period in the prior year. For the six months ended June 30, 2026, net corporate capital used by the lending portfolio was $8.0 million, compared with $8.3 million in the prior-year period.

The decrease primarily reflects the Company’s deliberate reduction in Mogo loan originations during the second quarter and the resulting lower capital requirements of the lending portfolio. This measure combines the cash impact of changes in loans receivable with net advances from, or repayments to, the credit facility that directly funds the lending portfolio. Accordingly, a cash outflow under this measure may include repayment of related credit-facility borrowings as the lending portfolio contracts and does not necessarily indicate growth in gross loans receivable.

Portfolio investments and monetizations

Portfolio investments and monetizations represented a net cash inflow of $0.2 million for the three months ended June 30, 2026. The year-over-year change primarily reflects purchases of marketable securities in the prior-year period that did not recur in the current quarter.

For the six months ended June 30, 2026, portfolio investments and monetizations represented a net cash inflow of $8.6 million, primarily reflecting the monetization of the Company’s remaining equity position in WonderFi. The monetization converted a non-core investment into operating liquidity and strengthened the Company’s financial flexibility.

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Management’s Discussion and Analysis

Corporate financing and shareholder capital allocation activities

Corporate financing and shareholder capital allocation activities represented a net cash outflow of $1.5 million for the three months ended June 30, 2026, compared with $2.5 million in the same period in the prior year. For the six months ended June 30, 2026, these activities represented a net cash outflow of $3.1 million, compared with $4.0 million in the prior-year period.

These cash flows include corporate debenture interest, debenture principal payments, lease payments, share repurchases and immaterial foreign-exchange effects. The lower year-over-year outflow primarily reflects reduced share-repurchase activity in the current-year periods.

Overall capital allocation

During the second quarter of 2026, Orion Digital generated $5.1 million of core operating cash, an increase of approximately 29% on a comparable basis after excluding the $3.0 million non-recurring receipt in the prior-year quarter. The Company invested $0.9 million in growth and platform development, deployed $3.3 million of net capital into the lending portfolio, and met its corporate financing and shareholder capital allocation obligations. After these activities and portfolio investment proceeds, cash decreased by approximately $0.5 million during the quarter.

Management believes these results demonstrate the Company's ability to generate operating cash flows that substantially fund platform investment, lending capital requirements and corporate obligations from internally generated cash, while maintaining balance sheet flexibility.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and six months ended June 30, 2026 and 2025

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash provided by operating activities before investment in gross loans receivable(1)	4,367	6,175	8,385	9,942
Cash invested in loans receivable	(1,646)	(5,241)	(6,080)	(8,451)
Cash provided by operating activities	2,721	934	2,305	1,491
Cash (used in) provided by investing activities	(720)	(1,598)	6,787	392
Cash used in financing activities	(2,470)	(1,030)	(3,520)	(2,274)
Effect of exchange rate fluctuations	(2)	(4)	(3)	(17)
Net (decrease) increase in cash for the period	(471)	(1,698)	5,569	(408)
(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Cash (used in) provided by operating activities

Operating cash flows primarily reflect cash generated from the Company's subscription and services businesses, cash receipts and payments relating to its lending activities, operating expenses, interest payments, and changes in working capital. Investment in gross loans receivable represents a discretionary capital allocation decision and may vary depending on market conditions, portfolio performance and management's capital allocation priorities.

Cash provided by operating activities before investment in gross loans receivables(1) was $4.4 million for the three months ended June 30, 2026 compared to $6.2 million in the same period last year. Cash provided by operating activities before investment in gross loans receivables was $8.4 million for the six months ended June 30, 2026, compared to $9.9 million in the same period last year. The change was primarily due to a cash inflow related to the investor rights agreement amendments as previously discussed in the Financial Highlights section.

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Management’s Discussion and Analysis

Cash invested in loans receivable was a $1.6 million outflow in the three months ended June 30, 2026 compared to a $5.2 million outflow in the same period last year. Cash invested in loans receivable was a $6.1 million outflow in the six months ended June 30, 2026 compared to an $8.5 million outflow in the same period last year. Cash invested in gross loans receivable reflects the company’s capital deployment into its lending portfolio and varies based on origination volumes, repayments, market conditions and management capital allocation decisions.

Cash provided by operating activities was $2.7 million for the three months ended June 30, 2026 compared to $0.9 million in the same period last year. Cash provided by operating activities was $2.3 million for the six months ended June 30, 2026 compared to $1.5 million in the same period last year. The change was primarily due to a decrease in cash invested in loans receivable and changes in working capital management.

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, monetization of our investment portfolio and marketable securities. Investing cash flows vary based on the timing of capital expenditure, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended June 30, 2026 was $0.7 million, compared to $1.6 million in the same period last year. The decrease was primarily driven by lower purchases of marketable securities, partially offset by increased investment in intangible assets.

Cash provided by investing activities in the six months ended June 30, 2026 was $6.8 million compared to $0.4 million in the same period last year. The increase in cash provided by investing activities is primarily due to the disposition of the Company’s remaining equity investment in WonderFi.

Cash provided by (used in) financing activities

Financing activities consist primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended June 30, 2026 was $2.5 million compared to $1.0 million for the same period last year. The increase in cash used in financing activities was primarily due to $1.6 million of net repayments on the Company's credit facility in the current period, compared to net advances of $0.7 million in the same period last year, partially offset by a decrease in common share repurchases in the current period compared to the same period last year.

Cash used in financing activities in the six months ended June 30, 2026 was $3.5 million compared to $2.3 million for the same period last year. The increase in cash used was primarily due to $1.9 million of net repayments on the Company's credit facility in the current period, compared to net advances of $0.2 million in the same period last year, partially offset by a decrease in common share repurchases in the current period compared to the same period last year.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at June 30, 2026. Management will continue to refinance any outstanding amounts owing under the credit facility or our long-term debentures as they become due and payable.

($000s)	2026	2027	2028	2029	2030
Commitments - operational
Lease payments	536	605	—	—	—
Accounts payable	3,352	—	—	—	—
Accruals and other	11,632	—	—	—	—
Other purchase obligations	390	390	—	—	—
Interest – Credit facility	3,127	5,312	5,312	29	—
Interest – Debentures(1)	1,290	2,134	1,965	472	12
	20,327	8,441	7,277	501	12
Commitments – principal repayments
Credit facility	—	—	—	49,337	—
Debentures (1)	1,093	2,318	2,507	25,723	—
	1,093	2,318	2,507	75,060	—
Total contractual obligations	21,420	10,759	9,784	75,561	12

(1)
The debenture repayments are payable in either cash or common shares of Orion Digital at Orion Digital’s option. The number of common shares required to settle the repayments are variable based on the Company's share price at the repayment date. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of the credit facility.

Actual cash outflows associated with debenture obligations may differ as the Company has the ability to settle such obligations in common shares at its discretion.

Transactions with Related Parties

Related party transactions during the three and six months ended June 30, 2026 include transactions with debenture holders that incur interest. The related party debentures balance as at June 30, 2026 totaled $0.1 million (June 30, 2025 – $0.1 million). The debentures bear annual coupon interest of 8.0% (June 30, 2025 – 8.0%) with interest expense for the three and six months ended June 30, 2026 totaling $3,000 (June 30, 2025 – $3,000).

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Disclosure of Outstanding Shares

The authorized capital of Orion Digital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of August 5, 2026, no preferred shares have been issued and the following common shares, and rights to acquire common shares were outstanding:

Class of Security	Number outstanding (in 000s) as at Aug 5, 2026
Common shares	23,781
Stock options	3,214
Restricted share units	-
Common share purchase warrants	578

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risks and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2025 and interim condensed consolidated financial statements for the three and six months ended June 30, 2026.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada announced its intention to amend section 347 of the Criminal Code and reduce the maximum allowable interest rate from 60% to 35% annual percentage rate ("APR"). On May 31, 2024, the Governor General in Council announced that the amendments would be effective January 1, 2025. Agreements entered into before the coming into force date of January 1, 2025, are not impacted. The new reduced rate is only applicable to agreements entered into as of January 1, 2025. The Company has made the necessary adjustments to product offerings to comply with the new rate requirements.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio and marketable securities. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio and marketable securities. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio and marketable securities. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2025, and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the provision for loan losses, net of recoveries, fair value of privately held investments, and impairment testing of intangible assets and goodwill which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2025 and interim condensed consolidated financial statements for the three and six months ended June 30, 2026.

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Management’s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Material accounting policies

The accounting policies are described in the Company's annual consolidated financial statements for the year ended December 31, 2025.

New and amended standards and interpretations

The Company assessed the amendments to IFRS 9 and IFRS 7 effective January 1, 2026, including clarifications related to the assessment of contractual cash flow characteristics of financial assets and the derecognition of financial liabilities in electronic payment systems. Based on this assessment, the Company determined that these amendments did not have a material impact on the classification or measurement of its financial assets and liabilities, nor on its disclosures.

Certain other new or amended standards and interpretations became effective on January 1, 2026, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company expects the adoption of IFRS 18 to primarily affect the presentation and disclosure of information in the consolidated financial statements. The Company does not expect the standard to significantly affect the recognition or measurement of amounts recognized in the consolidated financial statements. The Company continues to assess the detailed impact of IFRS 18 ahead of its adoption.

Controls and Procedures

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at June 30, 2026.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. Management has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the three and six months ended June 30, 2026.

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